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Exhibit 99.1

ENTRAVISION COMMUNICATIONS CORPORATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Entravision Communications Corporation
Santa Monica, California

        We have audited the accompanying consolidated balance sheets of Entravision Communications Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, mandatorily redeemable convertible preferred stock and equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entravision Communications Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

        As described in Note 3 to the financial statements, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets."

/s/ MCGLADREY & PULLEN, LLP

Pasadena, California
February 7, 2003

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	December 31,
	2002	2001
ASSETS
Current assets
Cash and cash equivalents	$12,569	$19,013
Receivables:
Trade, net of allowance for doubtful accounts of $4,069 and $4,851 (including related parties of $443 and $599)	51,796	44,143
Prepaid expenses and other current assets (including amounts due from related parties of $1,014 and $1,189)	5,157	6,308
Deferred taxes	4,000	4,487

Total current assets	73,522	73,951
Property and equipment, net	181,192	181,135
Intangible assets, subject to amortization, net	171,254	897,656
Intangibles assets not subject to amortization, net	749,510	—
Goodwill, net	379,545	361,679
Other assets, including amounts due from related parties of $340 and $322, and deposits on acquisitions of $1,000 and $757	18,458	21,096

	$1,573,481	$1,535,517

LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY
Current liabilities
Current maturities of long-term debt	$1,408	$3,341
Advances payable, related parties	118	118
Accounts payable and accrued expenses (including related parties of $1,952 and $1,699)	27,719	25,210

Total current liabilities	29,245	28,669
Notes payable, less current maturities	304,502	249,428
Other long-term liabilities	1,583	2,313
Deferred taxes	122,187	176,992

Total liabilities	457,517	457,402
Commitments and Contingencies
Series A mandatorily redeemable convertible preferred stock, $0.0001 par value, 11,000,000 shares authorized; shares issued and outstanding 2002 and 2001 5,865,102 (liquidation value of $109,553 and $100,970)	100,921	90,720

Stockholders' equity
Preferred stock, $0.0001 par value, 39,000,000 shares authorized, none issued and outstanding	—	—
Class A common stock, $0.0001 par value, 260,000,000 shares authorized; shares issued and outstanding 2002 70,450,367; 2001 66,147,794	7	7
Class B common stock, $0.0001 par value, 40,000,000 shares authorized; shares issued and outstanding 2002 and 2001 27,678,533	3	3
Class C common stock, $0.0001 par value, 25,000,000 shares authorized; shares issued and outstanding 2002 and 2001 21,983,392	2	2
Additional paid-in capital	1,143,782	1,097,617
Deferred compensation	(846)	(3,175)
Accumulated deficit	(127,905)	(107,059)

	1,015,043	987,395
Treasury stock, Class A common stock, $.0001 par value 2002, 5,101 shares; 2001, 3,684 shares	—	—

Total stockholders' equity	1,015,043	987,395

	$1,573,481	$1,535,517

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share, per share and per L.L.C. membership unit data)

	Years Ended December 31,
	2002	2001	2000
Net revenue (including amounts from related parties of $1,500, $1,519 and $4,338)	$238,469	$208,908	$154,021

Expenses:
Direct operating expenses (including related parties of $10,105, $5,555 and $4,145)	113,930	100,347	60,987
Selling, general and administrative expenses	49,116	42,485	36,600
Corporate expenses (including related parties of $0, $210 and $527)	16,731	15,636	12,741
Non-cash stock-based compensation (includes direct operating of $299, $299 and $175; selling, general and administrative of $397, $397 and $683; and corporate of $2,246, $2,547 and $4,964)	2,942	3,243	5,822
Depreciation and amortization (includes direct operating of $33,098, $73,368 and $50,506; selling, general and administrative of $6,768, $43,667 and $15,719; and corporate of $1,328, $2,982 and $3,014)	41,194	120,017	69,238

	223,913	281,728	185,388

Operating income (loss)	14,556	(72,820)	(31,367)
Interest expense	(24,982)	(22,265)	(29,834)
Non-cash interest expense relating to related-party beneficial conversion options	—	—	(39,677)
Gain (loss) on sale of assets	(707)	4,977	—
Interest income	153	1,287	5,918

Loss before income taxes	(10,980)	(88,821)	(94,960)
Income tax benefit	122	22,999	2,934

Net loss before equity in earnings of nonconsolidated affiliates	(10,858)	(65,822)	(92,026)
Equity in net earnings of nonconsolidated affiliates	213	27	(214)

Net loss	(10,645)	(65,795)	(92,240)
Accretion of preferred stock redemption value	10,201	10,117	2,449

Net loss applicable to common stock	$(20,846)	$(75,912)	$(94,689)

Net loss per share, basic and diluted	$(0.18)	$(0.66)	$(0.27)

Weighted average common shares outstanding, basic and diluted	119,110,908	115,223,005	115,287,988

Pro forma:
Provision for income tax benefit			$5,904

Net loss			$(86,336)

Per share data:
Net loss per share applicable to common stock, basic and diluted			$(1.34)

Weighted average common shares outstanding, basic and diluted			66,451,637

Loss per L.L.C. membership unit			$(31.04)

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND EQUITY

For the period from January 1, 2000 through August 2, 2000
(In thousands, except share and L.L.C. membership unit data)

	Entravision Communications Company, L.L.C.	Common Stock of Member Corporations	Additional Paid-in Capital of Member Corporations	Deferred Compensation	Accumulated Deficit	Notes Receivable Stockholder and Members	Total
Balance, December 31, 1999	$59,645	$1,256	$16,329	$—	$(48,635)	$(584)	$28,011
Interest earned on notes and subscriptions receivable	14	—	—	—	—	(14)	—
Estimated value of Univision subordinated note conversion option	—	—	31,600	—	—	—	31,600
Estimated value of subordinated note conversion option	—	—	19,537	—	—	—	19,537
Restricted employee equity awards of 33,923 Class D L.L.C. units	6,920	—	—	(6,920)	—	—	—
Amortization of deferred compensation	—	—	—	392	—	—	392
Unrestricted employee equity awards of 16,050 Class D L.L.C. units	3,852	—	—	—	—	—	3,852
Net loss for the period through August 2, 2000	—	—	—	—	(63,542)	—	(63,542)
Reclassification of accumulated deficit	(44,711)	—	(67,466)	—	112,177	—	—
To give effect to reorganization	(25,720)	(1,256)	—	6,528	—	598	(19,850)

Balance, August 2, 2000	$—	$—	$—	$—	$—	$—	$—

See Notes to Consolidated Financial Statements

For the period from August 2, 2000 through December 31, 2001
(In thousands, except share data)

	Mandatorily Redeemable Preferred Stock		Number of Common Shares				Common Stock
			Class A	Class B	Class C	Treasury Stock	Class A	Class B	Class C	Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Subscription Notes Receivable
	Shares	Amount												Total
Balance, August 2, 2000	—	$—	—	—	—	—	$—	$—	$—	$—	$—	$—	$—	$—
Adjustments to give effect to reorganization	—	—	5,538,175	27,678,533	—	—	1	3	—	26,972	(6,528)	—	(598)	19,850
Interest earned on subscriptions receivable	—	—	—	—	—	—	—	—	—	10	—	—	(10)	—
Issuance of common stock in initial public offering, including exchange of Univision note payable for 21,983,392 Class C common shares, and net of $52,217 issuance costs	—	—	52,900,000	—	21,983,392	—	5	—	2	933,967	—	—	—	933,974
Issuance of common stock and exchange of stock options in connection with the acquisition of Z-Spanish Media	—	—	7,187,888	—	—	—	1	—	—	131,825	(817)	—	—	131,009
Issuance of preferred stock upon conversion of subordinated note	5,865,102	78,154	—	—	—	—	—	—	—	—	—	—	—	—
Accretion of redemption value on preferred stock	—	2,449	—	—	—	—	—	—	—	—	—	(2,449)	—	(2,449)
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	1,600	—	—	1,600
Stock options granted to non-employees	—	—	—	—	—	—	—	—	—	91	—	—	—	91
Net loss for the period from August 2, 2000 through December 31, 2000	—	—	—	—	—	—	—	—	—	—	—	(28,698)	—	(28,698)

Balance, December 31, 2000	5,865,102	80,603	65,626,063	27,678,533	21,983,392	—	7	3	2	1,092,865	(5,745)	(31,147)	(608)	1,055,377
Interest earned on subscriptions receivable	—	—	—	—	—	—	—	—	—	2	—	—	(25)	—
Issuance of common stock upon exercise of stock options	—	—	521,731	—	—	—	—	—	—	4,048	—	—	—	4,048
Accretion of redemption value on preferred stock	—	10,117	—	—	—	—	—	—	—	—	—	(10,117)	—	(10,117)
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	2,518	—	—	2,518
Stock options granted to non-employees	—	—	—	—	—	—	—	—	—	731	—	—	—	731
Treasury stock repurchase	—	—	(3,684)	—	—	3,684	—	—	—	(52)	52	—	—	—
Reclassification of subscriptions receivable to current assets	—	—	—	—	—	—	—	—	—	—	—	—	633	633
Net loss for the year ended December 31, 2001	—	—	—	—	—	—	—	—	—	—	—	(65,795)	—	(65,795)

Balance, December 31, 2001	5,865,102	$90,720	66,144,110	27,678,533	21,983,392	3,684	$7	$3	$2	$1,097,617	$(3,175)	$(107,059)	$—	$987,395

For the period from January 1, 2002 through December 31, 2002
(In thousands, except share data)

	Mandatorily Redeemable Preferred Stock		Number of Common Shares
							Common Stock
						Treasury Stock				Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit
	Shares	Amount	Class A	Class B	Class C		Class A	Class B	Class C				Total
Balance, December 31, 2001	5,865,102	$90,720	66,144,110	27,678,533	21,983,392	3,684	$7	$3	$2	$1,097,617	$(3,175)	$(107,059)	$987,395
Interest earned on subscriptions receivable	—	—	—	—	—	—	—	—	—	2	—	—	2
Issuance of common stock upon exercise of stock options	—	—	614,810	—	—	—	—	—	—	4,446	—	—	4,446
Issuance of common stock upon employee stock purchase plan	—	—	93,904	—	—	—	—	—	—	934	—	—	934
Accretion of redemption value on preferred stock	—	10,201	—	—	—	—	—	—	—	—	—	(10,201)	(10,201)
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	—	2,310	—	2,310
Stock options granted to non-employees	—	—	—	—	—	—	—	—	—	331	—	—	331
Treasury stock repurchase	—	—	(1,417)	—	—	1,417	—	—	—	(19)	19	—	—
Stock issued upon conversion of a note and net of $170 issuance costs	—	—	3,593,859	—	—	—	—	—	—	40,471	—	—	40,471
Net loss for the year ended December 31, 2002	—	—	—	—	—	—	—	—	—	—	—	(10,645)	(10,645)

Balance, December 31, 2002	5,865,102	$100,921	70,445,266	27,678,533	21,983,392	5,101	$7	$3	$2	$1,143,782	$(846)	$(127,905)	$1,015,043

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,
	2002	2001	2000
Cash Flows from Operating Activities:
Net loss	$(10,645)	$(65,795)	$(92,240)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	41,194	120,017	69,238
Deferred income taxes	(377)	(23,749)	(4,126)
Amortization of debt issue costs	4,771	1,318	2,522
Amortization of syndication contracts	536	1,090	257
Non-cash interest expense relating to beneficial conversion option	—	—	39,677
Equity in net earnings of nonconsolidated affiliates	(213)	(27)	214
Non-cash stock-based compensation	2,942	3,243	5,899
(Gain) loss on sale of media properties and other assets	707	(4,977)	(43)
Changes in assets and liabilities, net of effect of acquisitions and dispositions:
Increase in accounts receivable	(5,158)	(6,620)	(10,813)
Increase in prepaid expenses and other assets	(1,980)	(4,208)	(229)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	3,241	(8,294)	252

Net cash provided by operating activities	35,018	11,998	10,608

Cash Flows from Investing Activities:
Purchases of property and equipment	(19,292)	(28,680)	(22,848)
Proceeds from disposal of equipment	1,372	10,086	11,043
Cash deposits and purchase price on acquisitions	(109,296)	(45,139)	(990,495)

Net cash used in investing activities	(127,216)	(63,733)	(1,002,300)

Cash Flows from Financing Activities:
Proceeds from issuance of common stock	3,269	4,048	813,974
Principal payments on notes payable	(208,488)	(2,524)	(334,925)
Proceeds from borrowings on notes payable	299,011	—	592,367
Payments of deferred debt and offering costs	(8,038)	—	(12,857)

Net cash provided by financing activities	85,754	1,524	1,058,559

Net increase (decrease) in cash and cash equivalents	(6,444)	(50,211)	66,867
Cash and Cash Equivalents:
Beginning	19,013	69,224	2,357

Ending	$12,569	$19,013	$69,224

Supplemental Disclosures of Cash Flow Information
Cash payments for:
Interest	$15,139	$17,563	$23,266

Income taxes	$1,879	$750	$895

Supplemental Disclosures of Non-Cash Investing and Financing Activities Conversion of notes payable into preferred stock and Class C common shares	$—	$—	$198,539

Property and equipment acquired under capital lease obligations and included in accounts payable	$270	$261	$827

Repayment of note payable and related accrued interest payable with the issuances of Class A common shares	$40,641	$—	$—

Purchase accounting adjustments for deferred income taxes	$13,136	$4,968	$—

Tax benefit of exercise of options granted in business combinations	$1,190	$1,036	$—

See Notes to Consolidated Financial Statements

ENTRAVISION COMMUNICATIONS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    NATURE OF BUSINESS AND REORGANIZATION

  Nature of business

        Entravision Communications Corporation (together with its subsidiaries, hereinafter, individually and collectively, the "Company") is a diversified Spanish-language media company utilizing a combination of television, radio, outdoor and publishing operations to reach Hispanic consumers in the United States. The Company's management has determined that the Company operates in four reportable segments, based upon the type of advertising medium, which consist of television broadcasting, radio broadcasting, outdoor advertising and newspaper publishing. The Company operates 42 television stations located primarily in the Southwestern United States, consisting primarily of Univision Communications Inc. ("Univision") affiliated stations. Radio operations consist of a Spanish-language radio network, which provides programming to substantially all of the Company's 55 operational radio stations, 40 FM and 15 AM, in 23 markets located primarily in Arizona, California, Colorado, Florida, Illinois, Nevada, New Mexico and Texas. The Company's outdoor operations consist of approximately 11,400 billboards primarily located in Los Angeles and New York. Publishing operations consist of a newspaper publication in New York.

        Pursuant to a network affiliation agreement with Univision, Univision acts as the Company's exclusive sales representative for the sale of all national advertising aired on Univision-affiliated television stations. Proceeds of national sales are remitted to the Company by Univision, net of an agency commission and a network representation fee. The initial term of the Univision primary network affiliation agreement expires in December 2021.

  Initial public offering and reorganization

        On August 2, 2000, the Company completed an underwritten initial public offering (the "IPO") of 46,435,458 shares of its Class A common stock at a price of $16.50 per share. The Company also sold 6,464,542 shares of its Class A common stock directly to Univision at a price of $15.47 per share. The net proceeds to the Company, after deducting underwriting discounts and commissions and offering expenses, were approximately $814 million.

        Effective August 2, 2000, an exchange transaction ("Exchange Transaction") was consummated whereby the direct and indirect membership interests in Entravision Communications Company, L.L.C. ("ECC LLC") were exchanged for Class A or Class B common stock of the Company. The Class B common stock was issued to Walter F. Ulloa, Philip C. Wilkinson and Paul A. Zevnik (and certain trusts and related entities of such individuals) in exchange for their direct and indirect membership interests in ECC LLC. The remaining individual members and stockholders (other than Messrs. Ulloa, Wilkinson and Zevnik) of the Cabrillo Broadcasting Corporation, Golden Hills Broadcasting Corporation, Las Tres Palmas Corporation, Tierra Alta Broadcasting, Inc., KSMS, Inc., Valley Channel 48, Inc., and Telecorpus, Inc. (collectively, the "Affiliates") exchanged their LLC membership units and common shares of the respective corporations for Class A common stock of the Company. Accordingly, the Affiliates became wholly owned subsidiaries of the Company, and ECC LLC became a wholly owned subsidiary of the Affiliates. The number of shares of common stock of the Company issued to the members of ECC LLC and the stockholders of the Affiliates was determined in a manner such that the ownership interests in the Company equaled the direct and indirect ownership interests in ECC LLC immediately prior to the exchange. Prior to the Exchange Transaction, ECC LLC and its Affiliates were considered to be under common control and, as such, the Exchange Transaction was accounted for in a manner similar to a pooling of interests.

        ECC LLC membership units were exchanged for Class A or Class B shares of common stock of the Company at an exchange ratio of 17 shares of common stock per membership unit. As a result, for all periods prior to the Exchange Transaction, ECC LLC membership units have been reflected as shares of the Company's common stock in these notes to consolidated financial statements.

        Additionally, effective with the Exchange Transaction, Univision exchanged its $120 million subordinated note (see Note 6) into 21,983,392 shares of the Company's Class C common stock.

        The financial statements presented for the year ended December 31, 2000 include the combined financial statements of ECC LLC and the Affiliates for the period prior to the Exchange Transaction from January 1, 2000 through August 2, 2000.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of consolidation

        The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Investment in nonconsolidated affiliates

        The Company accounts for its investment in its less than majority-owned investees using the equity method under which the Company's share of the net earnings is recognized in the Company's statement of operations. Condensed financial information is not provided, as these operations are not considered to be significant.

  Use of estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        The Company's operations are affected by numerous factors, including changes in audience acceptance (i.e., ratings), priorities of advertisers, new laws and governmental regulations and policies and technological advances. The Company cannot predict if any of these factors might have a significant impact on the television, radio, outdoor and publishing advertising industries in the future, nor can it predict what impact, if any, the occurrence of these or other events might have on the Company's operations and cash flows. Significant estimates and assumptions made by management are used for, but not limited to, the allowance for doubtful accounts, the estimated useful lives of long-lived and intangible assets, the recoverability of such assets by their estimated future undiscounted cash flows, the fair value of reporting units and indefinite life intangible assets, deferred income tax liabilities and the purchase price allocations used in the Company's acquisitions.

  Cash and cash equivalents

        For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

  Long-lived assets, including intangibles subject to amortization

        Property and equipment are recorded at cost. Depreciation and amortization are provided using accelerated and straight-line methods over their estimated useful lives (see Note 5).

        Intangible assets subject to amortization are amortized on a straight-line method over their estimated useful lives (see Note 3). Favorable leasehold interests and pre-sold advertising contracts are amortized over the term of the underlying contracts. Deferred debt costs are amortized over the life of the related indebtedness using a method that approximates the effective interest method.

        Changes in circumstances, such as the passage of new laws or changes in regulations, technological advances or changes to the Company's business strategy, could result in the actual useful lives differing from initial estimates. Factors such as changes in the planned use of equipment, customer attrition, contractual amendments or mandated regulatory requirements could result in shortened useful lives. In those cases where the Company determines that the useful life of a long-lived asset should be revised, the Company will amortize or depreciate the net book value in excess of the estimated residual value over its revised remaining useful life.

        Long-lived assets and asset groups are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The estimated future cash flows are based upon, among other things, assumptions about expected future operating performance, and may differ from actual cash flows. Long-lived assets evaluated for impairment are grouped with other assets to the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the sum of the projected undiscounted cash flows (excluding interest) is less than the carrying value of the assets, the assets will be written down to the estimated fair value in the period in which the determination is made. Management has determined that no impairment of long-lived assets currently exists.

  Goodwill and indefinite life intangible assets

        Beginning January 1, 2002, goodwill and indefinite life intangible assets are not amortized but are tested annually for impairment, or more frequently if events or changes in circumstances indicate that the assets might be impaired. In assessing the recoverability of goodwill and indefinite life intangible assets, the Company must make assumptions about the estimated future cash flows and other factors to determine the fair value of these assets.

        Assumptions about future revenue and cash flows require significant judgment because of the current state of the economy, the fluctuation of actual revenue and the timing of expenses. The Company's management develops future revenue estimates based on projected ratings increases, planned timing of signal strength upgrades, planned timing of promotional events, customer commitments and available advertising time. Estimates of future cash flows assume that expenses will grow at rates consistent with historical rates. Certain stations under evaluation have had limited relevant cash flow history due to planned conversion of format or upgrade of station signal. The assumptions about cash flows after conversion or upgrade reflect estimates of how these stations are expected to perform based on similar stations and markets and possible proceeds from the sale of the assets. If the expected cash flows are not realized, impairment losses may be recorded in the future.

        For goodwill, the impairment evaluation includes a comparison of the carrying value of the reporting unit (including goodwill) to that reporting unit's fair value. If the reporting unit's estimated fair value exceeds the reporting unit's carrying value, no impairment of goodwill exists. If the fair value of the reporting unit does not exceed the unit's carrying value, then an additional analysis is performed to allocate the fair value of the reporting unit to all of the assets and liabilities of that unit as if that unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the excess of the fair value of the reporting unit over the fair value of the identifiable assets and liabilities is less than the carrying value of the unit's goodwill, an impairment charge is recorded for the difference.

        Similarly, the impairment evaluation for indefinite life intangible assets includes a comparison of the asset's carrying value to the asset's fair value. When the carrying value exceeds fair value an impairment charge is recorded for the amount of the difference. An intangible asset is determined to have an indefinite useful life when there are no legal, regulatory, contractual, competitive, economic or any other factors that may limit the period over which the asset is expected to contribute directly or indirectly to the future cash flows of the Company. In each reporting period, the Company also evaluates the remaining useful life of an intangible asset that is not being amortized to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is determined to have a finite useful life, the asset will be amortized prospectively over the estimated remaining useful life and accounted for in the same manner as intangible assets subject to amortization.

  Concentrations of credit risk and trade receivables

        The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. The Company from time to time may have bank deposits in excess of the FDIC insurance limits. As of December 31, 2002, substantially all deposits are maintained in one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

        The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its trade receivable credit risk exposure is limited. Trade receivables are carried at original invoice amount less an estimate made for doubtful receivables based on a review of all outstanding amounts on a monthly basis. A valuation allowance is provided for known and anticipated credit losses, as determined by management in the course of regularly evaluating individual customer receivables. This evaluation takes into consideration a customer's financial condition and credit history, as well as current economic conditions. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received. No interest is charged on customer accounts.

        Estimated losses for bad debts are provided for in the financial statements through a charge to expense that aggregated $2.3 million, $2.0 million and $2.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. The net charge off of bad debts aggregated $3.1 million, $4.0 million and $3.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Disclosures about fair value of financial instruments

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

        The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of those instruments.

        The carrying amount of long-term debt approximates the fair value of the Company's long-term debt based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities with similar collateral requirements.

        Mandatorily redeemable convertible preferred stock is stated at redemption value, less the unamortized discount. The discount is accreted into the carrying value of the mandatorily redeemable convertible preferred stock through the date at which the preferred stock is redeemable at the option of the holder with a charge to accumulated deficit using the effective-interest method. Due to the inherent uncertainties regarding the ability and ultimate timing of either the redemption or conversion of these preferred shares and the accretion method used, it is not practicable for management to determine their fair value.

  Off-balance sheet financings and liabilities

        Other than lease commitments, legal contingencies incurred in the normal course of business, and employment contracts for key employees (see Notes 8 and 12), the Company does not have any off-balance sheet financing arrangements or liabilities. The Company does not have any majority-owned subsidiaries or any interests in, or relationships with, any material special-purpose entities that are not included in the consolidated financial statements.

  Income taxes

        Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when it is determined to be more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

  Advertising costs

        Amounts incurred for advertising costs with third parties are expensed as incurred. Advertising expense totaled approximately $1.4 million, $2.1 million and $2.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Revenue recognition

        Television and radio revenue related to the sale of advertising is recognized at the time of broadcast. Network compensation from Univision's primary network is recognized ratably over the period of the agreement. Network compensation aggregated $0.6 million, $0.6 million and $4.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Revenue for outdoor advertising space is recognized ratably over the term of the contract, which is typically less than 12 months. Publishing advertising revenue is recognized when advertisements are published and circulation revenue is recognized based on the date of publication, net of provisions for related returns.

  Time brokerage agreements

        The Company operates certain stations under time brokerage agreements whereby the Company sells and retains all advertising revenue. The broadcast station licensee retains responsibility for ultimate control of the station in accordance with all rules and regulations of the Federal Communications Commission ("FCC"). The Company generally pays a fixed fee to the station owner, as well as all expenses of the station, and performs other functions. The financial results of stations operated pursuant to time brokerage agreements are included in the Company's financial statements from the date of commencement of the respective agreements.

  Trade transactions

        The Company exchanges broadcast time for certain merchandise and services. Trade revenue is recognized when commercials air at the fair value of the goods or services received or the fair value of time aired, whichever is more readily determinable. Trade expense is recorded when the goods or services are used or received. Trade revenue was approximately $5.2 million, $9.2 million and $6.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Trade costs were approximately $5.9 million, $7.4 million and $6.5 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Stock-based compensation

        Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition

and Disclosure," prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock option plans. As allowed by SFAS No. 123, the Company has elected to continue to account for its employee stock-based compensation plan using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, which does not require compensation to be recorded if the consideration to be received is at least equal to the fair value of the common stock to be received at the measurement date. Under the requirements of SFAS No. 123, nonemployee stock-based transactions require compensation to be recorded based on the fair value of the securities issued or the services received, whichever is more reliably measurable.

        The following table illustrates the effect on net loss and loss per share had compensation costs for the stock-based compensation plan been determined based on grant date fair values of awards under the provisions of SFAS No. 123, for the years ended December 31 (in thousands, except per share data):

	2002	2001	2000
Net loss applicable to common stockholders
As reported	$(20,846)	$(75,912)	$(94,689)
Less total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(8,544)	(6,170)	(2,542)

Pro forma	$(29,390)	$(82,082)	$(97,231)

Net loss per share applicable to common stockholders, basic and diluted
As reported	$(0.18)	$(0.66)	$(0.27)

Pro forma	$(0.25)	$(0.71)	$(0.29)

  Earnings per share

        Basic earnings per share is computed as net loss less accretion of the discount on Series A mandatorily redeemable convertible preferred stock divided by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution, if any, that could occur from shares issuable through stock options and convertible securities.

        For the years ended December 31, 2002 and 2001 and the period from August 2, 2000 through December 31, 2000, all dilutive securities have been excluded, as their inclusion would have had an antidilutive effect on earnings per share. As of December 31, 2002, the securities whose conversion would result in an incremental number of shares that would be included in determining the weighted average shares outstanding for diluted earnings per share if their effect was not antidilutive is as follows: the common stock equivalent effect of stock options, 158,740 unvested stock grants subject to repurchase and 5,865,102 shares of Series A mandatorily redeemable convertible preferred stock.

  Comprehensive income

        For the years ended December 31, 2002, 2001 and 2000, the Company had no components of comprehensive income.

  Reclassification

        Certain amounts in the Company's prior year's financial statements and related footnote disclosures were reclassified to conform to the current year presentation with no effect on net loss or stockholders' equity.

  Pending new accounting pronouncements

        In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). This interpretation clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from others parties. FIN 46 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" (commonly evidenced by a guarantee arrangement or other commitment to provide financial support) in a "variable interest entity" (commonly a thinly capitalized entity) and further determine when such variable interests require a company to consolidate the variable interest entities' financial statement with its own. The Company is required to perform this assessment by September 30, 2003 and consolidate any variable interest entities for which it will absorb a majority of the entities' expected losses or receive a majority of the expected residual gains. Management has not yet performed this assessment, however it is not aware of any material variable interest entity that it may be required to consolidate.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal of Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial position or operating results.

        In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for the Company beginning January 1, 2003. Management does not expect that adoption of this standard will have a material impact on the Company's financial statements.

  Special earnings per share considerations for 2000

        The financial statements presented for the year ended December 31, 2000 include the combined financial statements of ECC LCC and the Affiliates for the period prior to the Exchange Transaction from January 1, 2000 through August 2, 2000.

        The following table sets forth the calculation of the Company's net loss per share for the period from August 2, 2000 (the date of the Company's reorganization) through December 31, 2000:

(In thousands, except share and per share data)
Net loss	$(28,698)
Accretion of preferred stock redemption value	2,449

Net loss attributable to common stock	$(31,147)

Weighted average common shares outstanding	115,287,988

Net loss per share, basic and diluted	$(0.27)

        Basic earnings per membership unit for 2000 was computed as net loss divided by the number of membership units outstanding as of the last day of each period. Diluted earnings per unit reflects the potential dilution that could occur from membership units through options and convertible securities.

        For the period from January 1, 2000 through August 2, 2000, the date of the Exchange Transaction, all dilutive securities have been excluded, as their inclusion would have had an antidilutive effect on earnings per membership unit. The following table sets forth the calculation of loss per membership unit for that period:

(In thousands, except unit and per unit data)
Net loss	$(63,542)
Less loss of member corporations	(2,886)

Net loss applicable to L.L.C. members	$(60,656)

L.L.C. membership units outstanding	1,953,924

Loss per L.L.C. membership unit	$(31.04)

        The pro forma income tax information is included in these financial statements for the period prior to the Exchange Transaction to show what the significant effects might have been on the historical statements of operations had the Company and its Affiliates not been treated as flow-through entities not subject to income taxes. The pro forma information reflects a benefit for income taxes at the assumed effective rate for the year ended December 31, 2000.

        The weighted average number of shares of common stock outstanding during the year ended December 31, 2000 used to compute pro forma basic and diluted net loss per share is based on the conversion ratio used to exchange ECC LLC membership units and member corporation shares for shares of the Company's common stock in the Exchange Transaction.

3.    GOODWILL AND OTHER INTANGIBLE ASSETS—ADOPTION OF STATEMENTS 141 AND 142

        In June 2001, the FASB issued SFAS Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets." Under the new rules, goodwill and other intangible assets deemed to have indefinite useful lives are no longer amortized but are subject to impairment tests at least annually, or more frequently if circumstances occur that indicate impairment may have occurred. Management has determined that the Company's FCC broadcast licenses and certain time brokerage agreements are indefinite life intangible assets. Other intangible assets continue to be amortized over their useful lives. Amortization of certain of these intangible assets continues to be deductible for income tax purposes.

        For acquisitions completed prior to June 30, 2001, the Company has applied the new rules on accounting for business combinations and goodwill and other intangible assets beginning on January 1, 2002. For acquisitions completed after June 30, 2001, the Company has applied the new rules beginning on July 1, 2001. Effective upon the adoption of SFAS No. 142 on January 1, 2002, the Company identified its four operating segments each to be separate reporting units: television broadcasting, radio broadcasting, outdoor advertising and newspaper publishing. The carrying values of the reporting units are determined by allocating all applicable assets (including goodwill) and liabilities based upon the unit in which the assets are employed and to which the liabilities relate, considering the methodologies utilized to determine the fair value of the reporting units.

        During the three-month period ended March 31, 2002, the Company completed step one of the transitional goodwill and the indefinite life intangible asset impairment evaluations required by SFAS No. 142 as of January 1, 2002. As a result of the transitional goodwill impairment test, the Company concluded that the carrying value of the outdoor advertising reporting unit exceeded the fair value. The Company then began step two of the goodwill impairment evaluation, and management engaged an independent appraiser to value the outdoor reporting unit to corroborate the Company's internal valuation and to value the outdoor reporting unit's customer base intangible asset. The fair value of the outdoor reporting unit was determined by utilizing a composition of an income (discounted cash flows)

and market valuation methodology. The fair value of each of the Company's indefinite life intangible assets exceeded its carrying value as of January 1, 2002.

        In the third quarter of 2002, the independent appraiser completed its valuation of the Company's outdoor reporting unit's customer base intangible asset. It was then determined that the fair value of the customer base intangible asset was significantly less than the carrying value and the implied fair value of the outdoor reporting unit's goodwill exceeded the carrying value. Accordingly, the Company's management determined that there was no impairment to the outdoor reporting unit's goodwill.

        As a result of the impairment testing of goodwill and the indication that the fair value of the outdoor reporting unit's customer base intangible asset was less than its carrying value, the Company evaluated whether there was any impairment of the customer base intangible asset as prescribed in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company's management determined the outdoor reporting unit is the lowest level of separately identifiable cash flows that are largely independent of the cash flows of other assets and liabilities. The net cash flows generated from the assets of the outdoor reporting unit are aggregated because of the revenue dependency upon all of the reporting unit's assets, a large proportion of shared operating activities and costs and the management structure. The sum of the projected undiscounted cash flows of the outdoor reporting unit exceeded the carrying value of the reporting unit's assets (including goodwill) and, accordingly, there was no impairment of the customer base intangible asset. As a result of this analysis, management revised downward its estimate of the remaining useful life of the outdoor reporting unit's customer base intangible asset from 13 years to eight years. The effect on net income of this change in estimate for the year ended December 31, 2002 is $3 million, or $0.02 per share.

        The Company completed its annual goodwill and indefinite life intangible asset impairment evaluations as of October 1, 2002, and has concluded that no impairment exists. Therefore, as a result of these impairment evaluations, no impairment charges were recorded during the year ended December 31, 2002.

        The following table reflects the impact of the new standards and reconciles the reported net loss applicable to common stock to net loss applicable to common stock adjusted for amortization of goodwill and other indefinite life intangible assets, net of the associated tax effects, and the related per share amounts (in thousands, except per share data):

	Years Ended December 31,
	2002	2001	2000
Reported net loss applicable to common stock	$(20,846)	$(75,912)	$(88,785	)(1)
Add back amortization, net of taxes:
Goodwill	—	18,049	7,842
FCC licenses	—	27,871	12,785
Time brokerage agreements	—	1,871	1,643
Radio network, reclassified to goodwill	—	7,131	4,576

Adjusted net loss applicable to common stock	$(20,846)	$(20,990)	$(61,939)

Reported net loss per share, basic and diluted	$(0.18)	$(0.66)	$(1.34	)(1)
Add back amortization, net of taxes:
Goodwill	—	0.16	0.12
FCC licenses	—	0.24	0.19
Time brokerage agreements	—	0.02	0.02
Radio network, reclassified to goodwill	—	0.06	0.07

Adjusted net loss per share, basic and diluted	$(0.18)	$(0.18)	$(0.94)

(1)
Reflects pro forma income tax benefits on losses from non-taxable entities and accretion of preferred stock redemption value.

        The change in the carrying amount of goodwill for each of the Company's operating segments for the years ended December 31, 2002 and 2001 is as follows (in thousands):

	Television	Radio	Outdoor	Publishing	Total
Balance as of January 1, 2001	$33,320	$284,952	$161,917	$—	$480,189
Reclassification of goodwill to radio network	—	(176,400)	—	—	(176,400)
Purchase accounting adjustment for deferred income taxes related to reclassification of radio network	—	70,560	—	—	70,560
Acquisitions and other	4,137	64	—	—	4,201
Disposals	—	(831)	—	—	(831)
Purchase accounting adjustment for deferred income taxes	—	4,968	—	—	4,968
Amortization	(3,423)	(6,593)	(10,992)	—	(21,008)

Balance as of December 31, 2001	$34,034	$176,720	$150,925	$—	$361,679

Balance as of January 1, 2002	$34,034	$176,720	$150,925	—	$361,679
Reclassification of customer base intangible to assets subject to amortization	—	—	(90,400)	—	(90,400)
Purchase accounting adjustment for deferred income taxes	2,234	10,338	564	—	13,136
Reclassification of radio network to goodwill	—	160,063	—	—	160,063
Purchase accounting adjustment for deferred income taxes related to reclassification of radio network	—	(64,025)	—	—	(64,025)
Other	31	(925)	(14)	—	(908)

Balance as of December 31, 2002	$36,299	$282,171	$61,075	$—	$379,545

        The composition of the Company's acquired intangible assets and the associated accumulated amortization is as follows as of December 31, 2002 and 2001 (in thousands):

		2002			2001
	Weighted average remaining life in years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Intangible assets subject to amortization:
Television network affiliation agreements	19	$62,591	$18,513	$44,078	$62,715	$16,075	$46,640
Customer base	8	136,652	23,845	112,807	38,019	3,557	34,462
Radio network	—	—	—	—	176,400	16,337	160,063
Other	11	45,565	31,196	14,369	44,196	27,870	16,326

Total intangible assets subject to amortization		$244,808	$73,554	$171,254	$321,330	$63,839	$257,491

Intangible assets not subject to amortization:
FCC licenses				$708,712			$599,367
Time brokerage agreements				40,798			40,798

Total intangible assets not subject to amortization				749,510			640,165

Total intangible assets				$920,764			$897,656

        The aggregate amount of amortization expense for the years ended December 31, 2002 and 2001 was approximately $18.8 million and $101.7 million, respectively. Estimated amortization expense for each of the years ending December 31, 2003 through 2007 ranges from $18.6 million to $19.4 million per year.

4.    ACQUISITIONS AND DISPOSITIONS

  Acquisitions

        Upon consummation of each acquisition the Company evaluates whether the acquisition constitutes a business. An acquisition is considered a business if it is comprised of a complete self-sustaining integrated set of activities and assets consisting of inputs, processes applied to those inputs and resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers. A transferred set of activities and assets fails the definition of a business if it excludes one or more significant items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers.

        During the years ended December 31, 2002, 2001 and 2000, the Company made the material acquisitions discussed in the following paragraphs, some of which were asset acquisitions and did not constitute a business. All business acquisitions have been accounted for as purchase business combinations with the operations of the businesses included subsequent to their acquisition dates. The allocation of the respective purchase prices is generally based upon management's estimates of the discounted future cash flows to be generated from the media properties for intangible assets, and replacement cost for tangible assets, and as it relates to certain 2002 acquisitions, reflects management's preliminary allocation of purchase price. Deferred income taxes are provided for temporary differences based upon management's best estimate of the tax basis of acquired assets and liabilities that will ultimately be accepted by the applicable taxing authority. Deferred income tax adjustments attributed to revised tax basis estimates at or before settlement with taxing authorities are applied to goodwill attributed to the respective acquisition. All business combinations completed on or before June 30, 2001 have been accounted for under APB No. 16. Business combinations entered into subsequent to June 30, 2001 have been accounted for in accordance with SFAS No. 141 and the applicable paragraphs of SFAS No. 142.

        During 2002, the Company acquired four television stations—one in each of El Paso, Texas, Corpus Christi, Texas, San Angelo, Texas and Monterey-Salinas, California—for an aggregate purchase price of approximately $20.1 million. Additionally, the Company acquired four radio stations—one in each of Denver, Colorado, Aspen, Colorado, Dallas, Texas and Las Vegas, Nevada—for an aggregate purchase price of approximately $90 million. The Company evaluated the transferred set of activities, assets, inputs and processes in each of these acquisitions and determined that none of these acquisitions constituted a business.

        In January 2002, the Company completed its acquisition of the remaining 52.5% interest in Vista Television, Inc. and Channel 57, Inc. with a cash outflow in 2002 of approximately $1.9 million. The additional purchase price and the equity method investment have been recorded as intangible assets, consisting primarily of FCC licenses, totaling $5.6 million in 2002. This transaction is recorded as the completion of a business combination.

        On October 1, 2002, the Company exchanged certain productive assets of the Company's television station KEAT-LP in Amarillo, Texas for certain similar productive assets of Univision's station WUTH-CA in Hartford, Connecticut. This exchange transaction was accounted for at the carrying value of the KEAT-LP assets of approximately $0.2 million, with no gain or loss recognized. Management determined that neither set of exchanged assets constituted a business.

        During 2001, the Company acquired the license for radio station KKDL-FM in Dallas, Texas in exchange for approximately $19.2 million in cash and two of the Company's radio station licenses with a fair market value of approximately $11.2 million. This exchange transaction was accounted for at fair value with no gain or loss recognized. In a separate business combination transaction, the Company acquired radio station KDVA-FM in Phoenix, Arizona for approximately $10.1 million.

        Additionally, in separate transactions during 2001, the Company acquired television stations in Hagerstown, Maryland, Reno, Nevada, Carson City, Nevada and Melbourne, Florida for an aggregate purchase price of approximately $11.8 million. The Company also acquired a construction permit for a television station in Santa Barbara, California for approximately $4.8 million. The Company evaluated the transferred set of activities, assets, inputs and processes in each of these acquisitions and determined that none of these acquisitions constituted a business.

  Latin Communications Group Inc.

        In an April 2000 business combination, the Company acquired all of the outstanding capital stock of Latin Communications Group Inc. ("LCG") for approximately $256 million, plus the assumption of certain liabilities. LCG operated 17 radio stations located in California, Colorado, New Mexico and Washington D.C. and also owned and operated two Spanish-language publications. In connection with this acquisition, the Company issued a $90 million convertible subordinated note. The subordinated note contained two conversion rights, a voluntary option to the holder at any time after December 31, 2000 and the second automatically upon the effectiveness of the IPO and the Exchange Transaction. Effective with the Exchange Transaction, as discussed in Note 1, the subordinated note converted into 5,865,102 shares of Series A mandatorily redeemable convertible preferred stock of the Company.

        In connection with the conversion of a $90 million convertible subordinated note, the Company recorded non-cash interest expense of approximately $8.1 million during the year ended December 31, 2000. Upon conversion, the carrying value of the note, net of the unamortized beneficial conversion discount of $11.4 million, was recorded as Series A mandatorily redeemable convertible preferred stock (see Note 10).

  Z-Spanish Media Corporation

        In an August 2000 business combination, the Company acquired all of the outstanding capital stock of Z-Spanish Media Corporation ("Z-Spanish Media"). Z-Spanish Media owned 33 radio stations and an outdoor billboard business. The purchase price, as amended, consisted of approximately $222 million in cash, 7,187,888 shares of newly-issued Class A common stock of the Company after the reorganization as discussed in Note 1, and the assumption of certain liabilities, including approximately $110 million of outstanding debt and $2.4 million in connection with the December 2000 settlement with Hispanic Broadcasting Corporation to satisfy a contract dispute in a proposed exchange of certain radio stations between the parties.

        In connection with this acquisition, the Company issued approximately 1.5 million stock options to purchase its Class A common stock in exchange for Z-Spanish Media's previously outstanding stock options. In connection with these stock options, the Company also recorded as additional purchase price approximately $12.4 million for the excess of the estimated fair value over the intrinsic value of the unvested options.

        During 2001, the Company finalized its purchase price allocation for the Z-Spanish Media acquisition in which approximately $176.4 million was reclassified from goodwill to the radio network intangible asset. As a result, deferred tax liabilities increased approximately $70.6 million, with a corresponding increase in goodwill. Effective January 1, 2002, upon the adoption of SFAS No. 142, the radio network intangible asset, net of the deferred tax liabilities, was reclassified to goodwill (see Notes 3 and 14).

  Citicasters Co.

        In August 2000, the Company acquired the FCC licenses of radio stations KACD(FM) Santa Monica, California, and KBCD(FM), Newport Beach, California, from Citicasters Co., a subsidiary of Clear Channel Communications, Inc., for approximately $85 million in cash. Management determined that the transferred set of activities, assets inputs and processes did not constitute a business.

  Radio Stations KFRQ(FM), KKPS(FM), KVPA(FM) and KVLY(FM)

        In a September 2000 business combination, the Company acquired certain assets relating to the operations of radio stations KFRQ(FM), KKPS(FM), KVPA(FM) and KVLY(FM), each in McAllen, Texas, from Sunburst Media, LP for $55 million in cash.

  Infinity Broadcasting Corporation

        In October 2000, the Company acquired approximately 1,200 outdoor display faces located in New York from Infinity Broadcasting Corporation for a total of approximately $168 million in cash. Management determined that the transferred set of activities, assets, inputs and processes did not constitute a business.

  WUNI-TV

        In a December 2000 business combination, the Company acquired certain assets of television station WUNI-TV in Boston, Massachusetts. The aggregate purchase price of $47.5 million consisted of $10 million in cash and a note payable in the amount of $37.5 million (see Note 6).

  Other

        Also during 2000, the Company acquired four additional television stations for an aggregate purchase price of $82.3 million and, in a single transaction, two radio stations for an aggregate purchase price of $14 million. Management evaluated the transferred sets of activities, assets, inputs and processes and determined that the two radio stations constituted a business, whereas the television stations did not.

        The following is a summary of the purchase price allocation for the Company's 2002, 2001 and 2000 acquisitions (in millions):

	2002	2001	2000
Current and other assets, net of cash acquired	$—	$0.2	$25.8
Property and equipment	5.2	3.7	128.3
Intangible assets	104.9	57.5	1,164.0
Current and other liabilities	—	—	(25.8)
Deferred taxes	—	(3.0)	(123.3)
Notes payable	—	—	(40.0)
Estimated fair value of properties exchanged	(0.2)	(11.2)	—
Estimated fair value allocated to purchase option agreement	—	—	(3.5)
Issuance of common stock and exchange of stock options	—	—	(131.0)
Less cash deposits from prior year	(0.7)	(2.5)	(8.5)

Net cash paid	$109.2	$44.7	$986.0

        Intangible assets acquired in connection with the 2002 acquisitions are as follows (in thousands):

Intangible assets subject to amortization:
Pre-sold advertising contracts	$497
Favorable lease rights	443

940
Intangible assets not subject to amortization (FCC licenses)	103,949

$104,889

  Dispositions

        In November and December 2001, the Company sold three of its radio stations, KCAL-AM in Redlands, California, KSZZ-AM in San Bernardino, California and KHOT-AM in Madera, California, for an aggregate of approximately $7.5 million. The gain on the sale of these radio stations was approximately $3.4 million.

        In June 2001, the Company sold two of its radio stations, KEWE-AM and KHHZ-FM in Oroville, California, for an aggregate of approximately $2.6 million. The gain on the sale of these radio stations was approximately $1.6 million.

        In August 2000, the Company sold certain outdoor advertising display faces and related assets located in Joliet, Illinois for $1 million. In December 2000, the Company sold all of its assets relating to radio station WACA-AM in Wheaton, Maryland for $2.5 million. No gain or loss was recognized as a result of these dispositions.

  Transactions completed in 2003

        On January 28, 2003, the Company acquired five low-power television stations from Univision in Santa Barbara, California for approximately $2.5 million.

  Pending transaction

        On December 23, 2002, the Company entered into an asset purchase agreement with Big City Radio, Inc. to acquire three radio stations in Los Angeles, California for $100 million in cash and 3,766,478 shares of the Company's Class A common stock. This acquisition is expected to close in the first quarter of 2003.

  Pro forma results (unaudited)

        The following pro forma results of continuing operations give effect to the Company's 2001 and 2000 "business" acquisitions discussed above as if they had occurred on January 1, 2000. The unaudited pro forma results have been prepared using the historical financial statements of the Company and of each acquired entity that was considered a business. The unaudited pro forma results give effect to certain adjustments, including amortization of goodwill, depreciation of property and equipment, interest expense and the related tax effects, as if the Company had been a tax-paying entity since

January 1, 2000. Additionally, pro forma basic and diluted net loss per share has been calculated as if the reorganization had occurred as of January 1, 2000.

	Years Ended December 31,
(In millions, except per share data)
	2001	2000
	(Unaudited)	(Unaudited)
Net revenue	$208.9	$200.8
Net loss	$(76.2)	$(141.7)
Basic and diluted net loss per share	$(0.66)	$(2.13)

        The above pro forma financial information does not purport to be indicative of the results of operations had the business combinations actually taken place on the dates indicated above. Due to the Company's growth through acquisitions, the period-to-period comparison may not be meaningful, and neither historical nor pro forma financial information is intended to be a projection of future results or trends.

5.    CONSOLIDATED BALANCE SHEET INFORMATION

  Property and equipment

        Property and equipment at December 31 consists of (in millions):

	Estimated useful life (years)	2002	2001
Buildings	39	$103.1	$20.2
Construction in progress	—	2.5	7.6
Outdoor advertising displays	15	—	84.1
Transmission, studio and other broadcast equipment	5-15	94.4	75.2
Office and computer equipment	3-7	15.4	12.6
Transportation equipment	5	3.2	2.7
Leasehold improvements and land improvements	Lesser of lease life or useful life	7.2	5.2

		225.8	207.6
Less accumulated depreciation and amortization		61.0	39.2

		164.8	168.4
Land		16.4	12.7

		$181.2	$181.1

  Accounts payable and accrued expenses

        Accounts payable and accrued expenses at December 31 consist of (in millions):

	2002	2001
Accounts payable	$3.3	$3.4
Accrued payroll and compensated absences	7.6	5.9
Income taxes payable	0.3	—
Accrued bonuses	0.8	—
Professional fees and transaction costs	0.8	1.2
Accrued interest	5.4	3.8
Deferred revenue	2.7	2.7
Accrued purchase option agreement	—	1.5
Accrued national representation fees	1.4	1.5
Other	5.4	5.2

	$27.7	$25.2

6.    LONG-TERM DEBT AND NOTES PAYABLE

        Notes payable at December 31 are summarized as follows (in millions):

	2002	2001
Credit facility	$66.0	$199.0
8.125% Senior Subordinated notes, due 2009	225.0	—
Note payable for station acquisition (1)	—	37.5
Time brokerage contract payable, due in annual installments of $1 million bearing interest at 5.806% through June 2011	9.0	10.0
Other	5.9	6.2

	305.9	252.7
Less reduction of long-term debt (1)	—	37.5

	305.9	215.2
Less current maturities	1.4	3.3

	$304.5	$211.9

(1)
The debt was paid in full in February 2002 with the issuance of 3,593,859 shares of the Company's Class A common stock and a cash payment of approximately $0.3 million.

  Credit facility

        The Company has a credit facility, as amended in March 2002, in the amount of $400 million, of which $66 million and $199 million were outstanding at December 31, 2002 and 2001, respectively. The credit facility is secured by substantially all of the Company's assets as well as the pledge of the stock of several of the Company's subsidiaries, including the special purpose subsidiaries formed to hold the Company's FCC licenses. The credit facility consists of a $250 million revolving facility and a $150 million incremental loan facility, both bearing interest at LIBOR (1.44% at December 31, 2002) plus a margin ranging from 0.875% to 3.25% based on the Company's leverage. In addition, the Company pays a quarterly loan commitment fee ranging from 0.25% to 0.75% per annum, which is levied upon the unused portion of the amount available. The credit facility expires on December 31, 2007.

        The credit facility contains a mandatory prepayment clause in the event the Company should liquidate any assets if the proceeds from liquidation are not utilized to acquire assets of the same type within one year, receive insurance or condemnation proceeds which are not fully utilized toward the replacement of such assets, or have excess cash flows (as defined in the credit agreement), 50% of which shall be used to reduce the outstanding loan balance.

        The credit facility also contains certain financial covenants relating to maximum total debt ratio, total interest coverage ratio, a fixed charge coverage ratio and a ceiling on annual capital expenditures. The covenants become increasingly restrictive in the later years of the facility. The credit facility also contains restrictions on the incurrence of additional debt, the payment of dividends, acquisitions and the sale of assets over a certain limit. Additionally, the Company is required to enter into interest rate agreements if its leverage exceeds certain limits as defined in the agreement. No such agreements have been entered into during 2002 or 2001.

  Senior subordinated notes

        The Company has senior subordinated notes (Notes) in the amount of $225 million that were outstanding at December 31, 2002. The Notes bear interest at 8.125% payable in cash semi-annually, in arrears on March 15 and September 15 each year. The Notes mature on March 15, 2009 and are subordinated to all senior debt. The Company may redeem any or all of the Notes at any time on or after March 15, 2006 at a redemption price equal to 104.063% of the Notes' principal. The redemption price declines ratably thereafter to par, plus accrued and unpaid interest. Prior to March 15, 2005, the Company may redeem up to 35% of the Notes with the net proceeds of a qualified equity offering at a redemption price equal to 108.125% of the Notes' principal, plus accrued and unpaid interest. In addition, upon certain conditions of a change of control, the Company may be required to redeem the Notes in cash equal to 101% of the Notes' principal, plus accrued and unpaid interest.

        The Notes contain certain restrictive financial covenants, including those relating to the incurrence of additional debt or preferred stock, the payment of dividends, acquisitions and the sale of assets over a certain limit.

        Aggregate maturities of long-term debt and notes payable at December 31, 2002 are as follows (in millions):

Amount
2003	$1.4
2004	1.3
2005	1.5
2006	1.5
2007	11.2
Thereafter	289.0

$305.9

  Subordinated note

        During 2000, the Company had a subordinated note payable to Univision. This note was subordinated to all senior debt. The note was due December 30, 2021 with interest at 7.01% per annum, for which Univision agreed to provide the Company with network compensation equal to the amount of annual interest due. Under a separate agreement, Univision had the option at any time prior to maturity to exchange the note into Class A membership units of ECC LLC representing a 27.9% interest in the ECC LLC.

        On March 2, 2000, the subordinated note was amended and increased to $120 million, and the option exchange feature was increased from 27.9% to 40%, resulting in additional non-cash interest expense of $31.6 million during the quarter ended March 31, 2000 based on the estimated intrinsic value of the option feature. The intrinsic value of the exchange option feature was determined using an estimate by management based primarily on the estimated IPO price as the fair market value. On August 2, 2000, the note was exchanged for Class C common stock of the Company, as described in Note 1.

7.    INCOME TAXES

        The provision for income taxes for the years ended December 31 is as follows (in millions):

	2002	2001	2000
Current
Federal	$—	$—	$—
State	—	0.8	1.2
Foreign	0.3	—	—
Deferred	(0.4)	(23.8)	(4.1)

	$(0.1)	$(23.0)	$(2.9)

        The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate of 35% to pre-tax income for the years ended December 31 due to the following (in millions):

	2002	2001	2000
Computed "expected" tax (benefit)	$(3.8)	$(30.2)	$(32.3)
Change in income tax resulting from:
State taxes, net of federal benefit	—	(5.0)	(3.2)
Non-deductible expenses	1.7	12.2	22.1
Effect of change in tax status	—	—	10.5
Reduction of state net operating loss carryforward and foreign tax credit	1.7	—	—
Other	0.3	—	—

	$(0.1)	$(23.0)	$(2.9)

        The components of the deferred tax assets and liabilities at December 31 consist of the following (in millions):

	2002	2001
Deferred tax assets:
Accrued expenses	$2.1	$4.7
Accounts receivable	1.6	1.9
Net operating loss carryforward	35.6	28.0
Stock-based compensation	0.5	0.2

	39.8	34.8

Deferred tax liabilities:
Deferred gains	(1.3)	—
Intangible assets	(145.2)	(192.5)
Property and equipment	(11.5)	(14.8)

	(158.0)	(207.3)

	$(118.2)	$(172.5)

        The deferred tax amounts have been classified in the accompanying balance sheets at December 31 as follows (in millions):

	2002	2001
Current assets	$4.0	$4.5
Non-current liabilities	(122.2)	(177.0)

	$(118.2)	$(172.5)

        The Company has federal net operating loss carryforwards of approximately $104 million which expire through 2022 as follows (in millions):

Year	Amount
2015	$48
2021	19
2022	37

$104

        Prior to the reorganization of the Company as described in Note 1, the combined organization included various taxpaying and non-taxpaying entities. Each of the entities filed separate federal and state tax returns. Deferred taxes were not provided for the difference between the book and tax bases of intangible assets, broadcast equipment, and furniture and fixtures for the non-taxpaying entities. As a result of the reorganization and Exchange Transaction on August 2, 2000, the Company recorded a net deferred tax liability with a corresponding charge to tax expense of approximately $10.5 million.

8.    CONTRACTUAL OBLIGATIONS

        The Company has agreements with certain media research and ratings providers, expiring at various dates through December 2006, to provide television and radio audience measurement services. Pursuant to these agreements, the Company is obligated to pay these providers a total of $20.5 million. The annual commitments range from $3.1 million to $6.0 million.

  Operating leases

        The Company leases facilities and broadcast equipment under various operating lease agreements with various terms and conditions, expiring at various dates through November 2050.

        The approximate future minimum lease payments under these operating leases at December 31, 2002 are as follows (in millions):

Amount
2003	$9.2
2004	8.7
2005	8.0
2006	7.1
2007	5.5
Thereafter	25.5

$64.0

        Total rent expense under operating leases, including rent under month-to-month arrangements, was approximately $23.9 million, $23.2 million and $9.4 million for the years ended December 31, 2002, 2001 and 2000, respectively.

  Employment agreements

        The Company has entered into employment agreements (the "Agreements") with two executive officers, who are also stockholders and directors, through August 2005. The Agreements provide that a minimum annual base salary and a bonus be paid to each of the executives. The Company accrued approximately $0.5, $0 and $1.6 million of bonuses payable to these executives for the years ended December 31, 2002, 2001 and 2000, respectively. Additionally, the Agreements provide for a continuation of each executive's annual base salary and annual bonus through the end of the employment period if the executive is terminated due to a permanent disability or without cause, as defined in the Agreements.

  401(k) savings plan

        The Company has a 401(k) savings plan covering substantially all employees. The Company currently matches the amounts contributed by each participant up to an amount designated in the plan. Employer matching contributions for the years ended December 31, 2002, 2001 and 2000 aggregated approximately $0.2 million, $0.3 million and $0.4 million, respectively.

9.    RELATED-PARTY TRANSACTIONS

        Related-party transactions not discussed elsewhere consist of the following:

        In August 2001, the Company entered into a joint venture agreement with a third party to establish an exclusive national advertising representative for Spanish-language radio stations, primarily those owned and/or operated by us and that third party. The joint venture is owned equally by the third party and us and is co-managed, with each party having equal representation on its board of directors.

        The Company has an unsecured advance of $0.1 million payable to related parties, which was due on demand at December 31, 2002 and 2001, respectively. In addition, at December 31, 2002 and 2001, the Company also had a note receivable in the amount of $0.3 million from an officer that bears interest at 6.02% and is due October 2005.

        Prior to July 2001, the Company utilized the services of a law firm, a partner of which is a stockholder and director. Total legal fees incurred for services rendered by this law firm aggregated approximately $0.3 million and $3.6 million for the years ended December 31, 2001 and 2000, respectively.

10.    STOCKHOLDERS' EQUITY

  Common stock

        The First Restated Certificate of Incorporation of the Company authorizes both common and preferred stock. The common stock has three classes, identified as A, B and C, which have similar rights and privileges, except that the Class B common stock provides ten votes per share as compared to one vote per share for all other classes of common stock. Univision, as the holder of all Class C common stock, is entitled to vote as a separate class to elect two directors, and has the right to vote as a separate class on certain material transactions. In connection with Univision's proposed merger with Hispanic Broadcasting Corporation, the two Univision-elected directors resigned from the Company's Board of Directors (the "Board") in August 2002 to avoid any potential conflict of interest arising out of that transaction, and those board seats have remained vacant since that time. Each share of Class B and C common stock is convertible at the holder's option into one fully paid and nonassessable share of Class A common stock and is required to be converted into one share of Class A common stock upon the occurrence of certain events as defined in the First Restated Certificate of Incorporation.

        In April 2000, the Company granted an unrestricted stock award to an executive vice president totaling 240,737 shares of Class A common stock. As a result of this grant, the Company recorded a non-cash stock-based compensation charge of $3.4 million.

        In May 2000, the Company granted restricted stock awards to employees, directors and consultants totaling 494,496 shares of Class A common stock. As a result of these grants, the Company recorded a deferred non-cash stock-based compensation charge of $6.9 million that is being amortized over the three-year vesting period beginning in the second quarter of 2000. Approximately $2.3 million, $2.3 million and $1.3 million of the deferred charge has been amortized during the years ended December 31, 2002, 2001 and 2000, respectively.

        On March 19, 2001, the Board approved a stock repurchase program. The Company is authorized to repurchase up to $35.0 million of outstanding Class A common stock from time to time in open market transactions at prevailing market prices, block trades and private repurchases. The extent and timing of any repurchases will depend on market conditions and other factors. The Company intends to finance stock repurchases, if and when made, with available cash on hand and cash provided by operations. No shares of Class A common stock had been repurchased under the stock repurchase program as of December 31, 2002.

  Preferred stock and mandatorily redeemable convertible preferred stock

        The Company is authorized to issue up to 50 million shares of preferred stock with a par value of $0.0001, in one or more series. The Board is authorized to establish the number of shares to be included in each series, and to fix the designation, powers, preferences and rights of the shares of each series as well as any qualifications, limitations or restrictions. As of December 31, 2002, the Company had designated 11 million shares as Series A mandatorily redeemable convertible preferred stock, of which 5,865,102 shares are outstanding.

        The Series A preferred stock is convertible into Class A common stock on a share-per-share basis at the option of the holder at any time and accrues dividends at 8.5% of the $90 million face value, compounded annually and payable upon the liquidation of the Company or redemption. There were approximately $19.6 million and $11 million of dividends in arrears at December 31, 2002 and 2001, respectively. All accrued and unpaid dividends are to be waived and forgiven upon the conversion of the Series A preferred stock into Class A common stock. The Series A preferred stock is subject to redemption at face value plus accrued dividends at the option of the holder at any time after April 19, 2006, and must be redeemed in full in April 2010. The Company also has the right to redeem the Series A preferred stock at its option at any time one year after its issuance, provided that the trading price of the Class A common stock equals or exceeds 130% of the IPO price of the Class A common stock for 15 consecutive trading days immediately before such redemption. The Series A redemption price per share is equal to the sum of the original issue price per share ($15.35) plus accrued and unpaid dividends.

        The Series A preferred stock was issued upon the conversion of notes payable with a carrying value less than the face value of the preferred stock. Accordingly, a discount was recorded on the preferred stock. The Company is recording a periodic charge to accumulated deficit to accrete the Series A preferred stock up to its redemption value. During the years ended December 31, 2002, 2001 and 2000, the Company recorded accretion charges of $10.2 million, $10.1 million and $2.5 million, respectively.

11.    EQUITY INCENTIVE PLANS

        The Company's 2000 Omnibus Equity Incentive Plan (the "Plan") allows for the award of up to 11,500,000 shares of Class A common stock. Awards under the Plan may be in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock or stock units. The Plan is administered by a committee appointed by the Board. This committee determines the type, number, vesting requirements and other features and conditions of such awards.

        The Company has issued stock options to various employees and non-employee directors of the Company in addition to non-employee service providers under its 2000 Omnibus Equity Incentive Plan. Included in the 2000 grants are 1,494,161 stock options that were granted in exchange for options in the Z-Spanish Media acquisition (see Note 4).

        The following is a summary of stock option activity for the years ended December 31 (in thousands, except per share data):

	2002		2001		2000
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Number of shares under stock options:
Outstanding at beginning of year	5,595	$14.38	5,511	$14.33	—	$—
Granted	2,297	11.47	1,155	11.89	5,584	14.31
Exercised	615	7.22	522	7.76	—	—
Forfeited	354	16.08	549	13.70	73	12.78

Outstanding at end of year	6,924	13.96	5,595	14.38	5,511	14.33

Available to grant at end of year	4,576		5,905		5,989

Exercisable at end of year	2,131		1,660		1,456

        The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Price Range	Number	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$14.90-16.69	3,760,728	7.69	$16.50	1,551,049	$16.49
$10.03-13.37	2,960,761	8.98	11.13	509,910	11.36
$6.69-9.95	202,411	8.21	8.32	69,611	7.59

	6,923,900	8.26	13.96	2,130,570	14.97

        The Company's fair value calculation for the Z-Spanish Media acquisition exchange options was made using the Black-Scholes option-pricing model, with the following assumptions: expected life of one year; volatility of 50%; risk-free interest rate of 5.89% and no dividends during the expected life. The fair value of these options was recorded as additional purchase price in the business acquisition and is not included in the pro forma compensation expense (See Note 2). The tax benefit resulting from the exercise of these options attributed to the intrinsic value of the options up to the grant date fair value is recorded as a credit to goodwill. Any excess tax benefit will be credited to additional paid-in capital.

        During 2001 and 2000, the Company recognized $0.2 million and $0.8 million, respectively, of non-cash stock-based compensation expense relating to the intrinsic value of the unvested options exchanged in the Z-Spanish Media acquisition.

        SFAS No. 123 requires the disclosure of pro forma net income and earnings per share had the Company adopted the fair value method as disclosed in Note 2. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option-pricing models. These models require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated value.

        The Company's 2002, 2001 and 2000 fair value calculation for pro forma purposes was made using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001	2000
Weighted average fair value of options granted	$8.22	$7.61	$9.08
Expected volatility	72% to 82%	50% to 88%	50%
Risk free interest rate	5.40%	5.40% to 6.07%	6.07%
Expected lives	6 years	6 years	6 years
Dividend rate	—	—	—

        On April 4, 2001, the Board adopted the 2001 Employee Stock Purchase Plan (the "Purchase Plan"). The Company's stockholders approved the Purchase Plan on May 10, 2001 at the Annual Meeting of Stockholders. Subject to adjustments in the capital structure, as defined in the Purchase Plan, the maximum number of shares of Class A common stock that will be made available for sale under the Purchase Plan is 600,000, plus an annual increase of 600,000 shares on the first day of each of the next ten calendar years, beginning January 1, 2002. All of the Company's employees are eligible to participate in the Purchase Plan, provided that they have completed six months of continuous service as an employee as of an offering date. Under the terms of the Purchase Plan, employees may elect to have up to 15% of their compensation withheld to purchase shares during each offering period. The purchase price of the stock is 85% of the lower of the day preceding the beginning-of-period or end-of-period closing market price. The first offering period under the Purchase Plan commenced on

August 15, 2001. There was approximately $0.3 and $0.4 million withheld from employees under the Purchase Plan as of December 31, 2002 and 2001 respectively.

12.    LITIGATION AND SUBSEQUENT EVENTS

        The Company is subject to various outstanding claims and other legal proceedings that arose in the ordinary course of business. The Company is a party to three separate actions, none of which management believes is material, from plaintiffs seeking unspecified damages. Accruals have been made in the financial statements as necessary to provide for management's best estimate of the probable liability associated with these actions. While the Company's legal counsel cannot express an opinion on these matters, management believes that any liability of the Company that may arise out of or with respect to these matters will not materially adversely affect the financial position, results of operations or cash flows of the Company.

13.    SEGMENT DATA

        Segment operating profit (loss) is defined as operating profit (loss) before corporate expenses and non-cash stock-based compensation. There have been no significant sources of revenue generated outside the United States during the years ended December 31, 2002, 2001 and 2000. Additionally there are no significant assets held outside the United States.

        The accounting policies applied to determine the segment information are generally the same as those described in the summary of significant accounting policies (see Note 2). The Company evaluates the performance of its operating segments based on separate financial data for each operating segment as provided below.

	Year Ended December 31,
	2002	2001	2000
	(In thousands)
Net revenue:
Television	$112,405	$91,902	$82,417
Radio	75,720	65,479	43,338
Outdoor	30,325	31,668	13,096
Publishing	20,019	19,859	15,170

Consolidated	238,469	208,908	154,021
Direct expenses:
Television	48,382	38,652	34,290
Radio	30,236	26,443	10,991
Outdoor	20,589	20,688	5,494
Publishing	14,723	14,564	10,212

Consolidated	113,930	100,347	60,987
Selling, general and administrative expenses:
Television	20,879	18,516	15,642
Radio	20,493	16,445	16,767
Outdoor	4,137	4,128	1,544
Publishing	3,607	3,396	2,647

Consolidated	49,116	42,485	36,600
Depreciation and amortization:
Television	14,478	30,076	20,064
Radio	8,241	69,442	41,537
Outdoor	17,930	19,319	5,984
Publishing	545	1,180	1,653

Consolidated	41,194	120,017	69,238
Segment operating profit (loss):
Television	28,666	4,658	12,421
Radio	16,750	(46,851)	(25,957)
Outdoor	(12,331)	(12,467)	74
Publishing	1,144	719	658

Consolidated	34,229	(53,941)	(12,804)
Corporate expenses	16,731	15,636	12,741
Non-cash stock-based compensation	2,942	3,243	5,822

Operating profit (loss)	$14,556	$(72,820)	$(31,367)

	As of and for the Years Ended December 31,
	2002	2001	2000
	(In thousands)
Total assets:
Television	$388,923	$441,487	$401,075
Radio	921,430	815,323	856,038
Outdoor	255,483	271,001	293,887
Publishing	7,645	7,706	9,493

Consolidated	$1,573,481	$1,535,517	$1,560,493

Capital expenditures:
Television	$13,680	$23,911	$15,749
Radio	5,207	4,639	7,700
Outdoor	646	325	164
Publishing	29	66	62

Consolidated	$19,562	$28,941	$23,675

14.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

        Subsequent to the issuance of the Company's September 30, 2002 condensed consolidated unaudited quarterly financial statements filed on Form 10-Q, management reevaluated and revised certain classifications of intangible assets and their respective estimated useful lives under SFAS No. 142, which was adopted effective January 1, 2002. As a result of the reclassifications, the Company's unaudited interim financial information for each of the first three 2002 calendar quarters and the associated year-to-date amounts in those periods have been retroactively restated (1) to reclassify the radio network intangible asset totaling $160 million (previously considered by management to be a separately identifiable indefinite life intangible asset) to goodwill, net of the related deferred income taxes of $64 million, and (2) to reclassify its Univision network affiliation agreement intangible asset totaling $46.6 million (also previously considered by management to be a separately identifiable indefinite life intangible asset) to intangible assets subject to amortization. The latter reclassification resulted in additional amortization expense of approximately $350,000, net of the related deferred tax benefit, for the Univision network affiliation agreement in each of the first three 2002 calendar quarters. The change had no impact on cash flows provided by operations.

        During the periods ended March 31, 2002 and June 30, 2002, the Company previously recorded transitional goodwill impairment charges to its outdoor reporting unit's goodwill in connection with the adoption of SFAS No. 142 as a cumulative effect of a change in accounting principle. In the third quarter of 2002, the Company completed its determination of the fair value of the outdoor reporting unit's assets and liabilities. It was then determined that the fair value of the outdoor reporting unit's customer base intangible asset was less than initially estimated and significantly less than its carrying value. As a result, the implied fair value of the outdoor reporting unit's goodwill exceeded the carrying value. Accordingly, the estimated impairment charge previously recorded was reversed to reflect no goodwill impairment charge and the unaudited quarterly results of operations for the periods ended March 31, 2002 and June 30, 2002 presented below have been retroactively restated. The retroactive restatement for the reversal of the previously reported transitional goodwill impairment charges related to the Company's outdoor reporting unit has been reflected in the "as adjusted" amounts as prescribed by SFAS No. 142 and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements."

        The effect of the restatements from the reclassification of the radio network and Univision network affiliation agreement intangible assets on the Company's unaudited interim consolidated quarterly financial statements and a summary of the quarterly results of operations for the year ended December 31, 2002 is as follows (in thousands, except per share data):

BALANCE SHEET DATA:

	March 31, 2002		June 30, 2002		September 30, 2002
	As adjusted	As restated	As adjusted	As restated	As adjusted	As restated
Intangible assets subject to amortization, net	$152,084	$198,018	$143,089	$188,440	$137,208	$181,976
Intangible assets not subject to amortization, net	869,540	662,959	916,326	709,745	949,826	743,245
Goodwill, net	270,907	366,945	276,710	372,748	283,826	379,864
Total assets	1,557,236	1,552,219	1,607,883	1,585,670	1,641,930	1,576,156
Deferred tax liabilities, net	174,451	110,193	186,407	121,916	189,599	124,875
Total liabilities	440,019	375,761	493,299	428,808	525,085	460,361
Total stockholders' equity	1,024,048	1,023,698	1,018,900	1,018,200	1,018,577	1,017,527

STATEMENTS OF OPERATIONS DATA:

	Three-Month Period Ended March 31, 2002		Three-Month Period Ended June 30, 2002		Six-Month Period Ended June 30, 2002
	As adjusted	As restated	As adjusted	As restated	As adjusted	As restated
Net revenue	$49,128	$49,128	$62,160	$62,160	$111,288	$111,288
Depreciation and amortization	6,616	7,199	7,870	8,453	14,486	15,652
Total expenses	48,217	48,800	53,815	54,398	102,032	103,198
Operating income	911	328	8,345	7,762	9,256	8,090
Income (loss) before income taxes	(5,686)	(6,269)	2,080	1,497	(3,606)	(4,772)
Income tax (expense) benefit	1,100	1,333	(6,104)	(5,871)	(5,004)	(4,538)
Net loss	(4,604)	(4,954)	(4,006)	(4,356)	(8,610)	(9,310)
Net loss applicable to common stock	(7,053)	(7,403)	(6,521)	(6,871)	(13,574)	(14,274)
Net loss per share, basic and diluted	(0.06)	(0.06)	(0.05)	(0.06)	(0.11)	(0.12)

	Three-Month Period Ended September 30, 2002		Nine-Month Period Ended September 30, 2002
					Three- Month Period Ended December 31, 2002
	As adjusted	As restated	As adjusted	As restated		Total 2002
Net revenue	$64,682	$64,682	$175,970	$175,970	$62,499	$238,469
Depreciation and amortization	13,806	14,389	28,292	30,041	11,153	41,194
Total expenses	62,216	62,799	164,248	165,997	57,916	223,913
Operating income	2,466	1,883	11,722	9,973	4,583	14,556
Loss before income taxes	(3,870)	(4,453)	(7,476)	(9,225)	(1,755)	(10,980)
Income tax (expense) benefit	4,704	4,937	(300)	399	(277)	122
Net income (loss)	929	579	(7,681)	(8,730)	(1,914)	(10,645)
Net loss applicable to common stock	(1,655)	(2,005)	(15,229)	(16,278)	(4,567)	(20,846)
Net loss per share, basic and diluted	(0.01)	(0.02)	(0.13)	(0.14)	(0.04)	(0.18)

        The following is a summary of the quarterly results of operations for the years ended December 31, 2002 (as restated) and 2001 (in thousands, except per share data):

Year ended December 31, 2002:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net revenue	$49,128	$62,160	$64,682	$62,499	$238,469
Net income (loss)	(4,954)	(4,356)	579	(1,914)	(10,645)
Net loss applicable to common stock	(7,403)	(6,871)	(2,005)	(4,567)	(20,846)
Net loss per share, basic and diluted	(0.06)	(0.06)	(0.02)	(0.04)	(0.18)
Year ended December 31, 2001:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net revenue	$43,954	$56,864	$54,468	$53,622	$208,908
Net loss	(19,547)	(10,901)	(13,498)	(21,849)	(65,795)
Net loss applicable to common stock	(20,968)	(12,442)	(15,068)	(27,434)	(75,912)
Net loss per share, basic and diluted	(0.18)	(0.11)	(0.13)	(0.24)	(0.66)

        Certain adjustments were recorded in the fourth quarter of 2001 for changes from preliminary allocations of purchase price for certain purchase business combinations. Adjustments recorded in the fourth quarter of 2001 resulted in an increase of approximately $3 million in net loss applicable to common stock or approximately $0.03 net loss per common share.

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  Exhibit 99.1